--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

================================================================================
1. Name and Address of Reporting Person

   Solomon                            David                                  L.
--------------------------------------------------------------------------------
   (Last)                            (First)                            (Middle)

632 Canterbury Close
--------------------------------------------------------------------------------
                                     (Street)

Brentwood                              TN                                 37027
--------------------------------------------------------------------------------
   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

Brooks Fiber Properties, Inc.
Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

January 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)

Executive Vice President and Chief Financial Officer
-------------------------------------------------------------------------------
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                      or
                                                                     (D)
                                           ------  ------  --------  ---  ----------
Common Stock          1/8/98               X               20        A    $22.17                       D

Common Stock          1/29/98              J(1)            20,304    D    (1)         0                D

Common Stock          1/29/98              J(1)            7,180     D    (1)         0                I              (2)

Common Stock          1/29/98              J(1)            350       D    (1)         0                I              (3)

Common Stock          1/29/98              J(1)            350       D    (1)         0                I              (4)

Common Stock          1/29/98              J(1)            350       D    (1)         0                I              (5)

Common Stock          1/29/98              J(1)            350       D    (1)         0                I              (6)

====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                              (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Common      $22.17    1/8/98    X               20      Immed.   5/31/98  Common  20                0           D
Stock                                                                     Stock
Warrants
(right to
buy)

Employee    $6.60     1/29/98   J(7)            20,000  Immed.   7/12/05  Common  20,000   (7)      0           D
Stock                                                                     Stock
Option
(right to
buy)

Employee    $12.50    1/29/98   J(8)            66,667  Immed.   2/19/06  Common  66,667   (8)      0           D
Stock                                                                     Stock
Option
(right to
buy)

Employee    $25.50    1/29/98   J(9)            39,019  Immed.   Between  Common  39,019   (9)      0           D
Stock                                                            12/15/03 Stock
Option                                                           and
(right to                                                        7/12/05
buy)


Explanation of Responses: (1) Each outstanding share of Brooks Fiber Properties, Inc. ("BFP") common stock was exchanged for 1.85 shares of WorldCom, Inc. ("WorldCom") common stock, having a value of $34.984 per share, pursuant to the merger of a wholly-owned subsidiary of WorldCom into BFP (the "Merger"). (2) Represents securities owned directly by the Solomon Family Foundation, of which the reporting person, is trustee. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (3) Represents securities owned directly by David L. Solomon, Jr.; David L. Solomon, Jr. is a son of the reporting person and shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (4) Represents securities owned directly by Bryan B. Solomon; Bryan B. Solomon is a son of the reporting person and shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (5) Represents securities owned directly by Kathleen A. Solomon;
Kathleen  A.  Solomon  is a  daughter  of the  reporting  person  and shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (6) Represents securities owned directly by Caroline R. Solomon; Caroline R. Solomon is a daughter of the reporting person and shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (7) This option was assumed by WorldCom in the Merger and is now exercisable for 37,000 shares of WorldCom common stock at an exercise price of $3.568 per share. (8) This option was assumed by WorldCom in the Merger and is now exercisable for 123,334 shares of WorldCom common stock at an exercise price of $6.757 per share. (9) This option was assumed by WorldCom in the Merger and is now exercisable for 72,185 shares of WorldCom common stock at an exercise price of $13.784 per share.


              **Intentional misstatements or omissions of facts
                   constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

David L. Solomon                                         February 6, 1998
---------------------------------------------       ---------------------------
     **Signature of Reporting Person                           Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.